Exhibit 99.2
April 20, 2011
Wenhua Guo
Chairman
Duoyuan Global Water Inc.
5th Floor, No. 3 Jinyuan Road Daxing
Development Zone, Beijing China 102600
Dear Chairman Guo,
It is with regret that we submit our resignation from the Board of Directors of Duoyuan Global Water, Inc. (DGW), effective immediately. We do so because we have come to believe that the actions of DGW management have become inconsistent with the best interests of the company and the public shareholders. Despite our best efforts, management’s conduct has made it impossible for each of us to carry out our duties as an independent director.
In September 2010, after the disclosure of particular events by Duoyuan Printing, the Board of Directors authorized the Audit Committee to conduct an independent review to determine whether the company’s internal controls are what should be expected of a NYSE-listed entity.
The Audit Committee carefully planned its review and investigation to ensure that appropriate and sufficient steps would be undertaken to adhere to the Board’s mandate. The Committee’s planning reflected advice provided by experienced legal counsel and other expert advisors. Once the Audit Committee commenced its work, progress was hampered because among other things, management:
•	failed to meet requested deadlines to provide all the requested documents to the review team;

•	declined to permit the forensic auditor appropriate unfettered access to the financial data;

•	further delayed when follow-up information was sought by the review team and delayed the start of the forensic accounting work on the grounds that document gathering needed to be completed;

•	withdrew financial information from the forensic accounting team because the team was taking notes during its review work.
After each of the above incidents (as well as other incidents), members of the Audit Committee, at the review team’s request, would spend significant amounts of time to resolve the impasse created by management. Each time management promised future cooperation; however, each time when the review team recommenced its work, full cooperation was not forthcoming and new issues would arise.
Ultimately, management took the position that the Audit Committee had exceeded its mandate because it was attempting to conduct an investigation when only a review had been authorized by the Board of Directors. On April 4, 2011, at the Audit Committee’s request, the Board of Directors approved a resolution to broaden the mandate to include an investigation of the Company’s business practices including but not limited to finances, accounting, operations and internal controls. The investigation was put under the direction of a Special Committee of the Board of Directors that included the members of the Audit Committee together with other independent directors of the Company. The Board of Directors directed management to cooperate with the Special Committee investigation. Arrangements were made to resume work at the Company on April 11, 2011. In an attempt to facilitate the investigative process by having a board member on the ground to work with management, independent director and Special Committee Chair Joan M. Larrea (with the knowledge and acceptance of management) traveled from the U.S. to Beijing to work with management and the investigative team on a full-time basis. However, when the Chair of the Special Committee together with the Committee’s advisers arrived at the Company’s offices, no documents had been gathered and no information was provided. After further discussion, management refused to cooperate with the Special Committee and the experts the Special Committee engaged to assist in the investigation. Indeed, management threatened to resign if the Special Committee did not discharge the forensic accounting expert that had been working on the matter.
The Audit Committee and the Special Committee have repeatedly informed management of the negative ramifications of not cooperating with and fully concluding the investigative process. Management’s failure to give us full cooperation and its recent attempts to place limits on the investigation have left the Special Committee unable to conduct a full, fair, independent and transparent investigation. After full consideration of the circumstances and discussion with management, we have regretfully concluded that under the circumstances we are no longer able to fulfill our responsibilities as directors to the Company and its shareholders. As such, we are tendering our resignations. We respectfully request that this resignation letter be attached to any filing to be made with the United States Securities and Exchange Commission regarding the fact of our resignation from the Board.
Sincerely,

Joan M. Larrea	Wei Ping
Chair, Special Committee	Chair, Audit Committee
Independent Director	Member, Special Committee
Independent Director

Charles Firlotte	David Nickols
Member, Audit Committee	Member, Audit Committee
Member, Special Committee	Member, Special Committee
Independent Director	Independent Director
CC:	Simon Luk — Winston & Strawn Frank Miu, Independent Director Prof Yuefeng Yu Independent Director